EXHIBIT 10.2

October 22, 2012
Dear Stefan,
Juniper regrets your decision to leave Juniper at the end of the year to pursue a career in venture capital. I appreciate your participation in a smooth transition and in our 2013 planning process and I look forward to having you step into the advisory role that we discussed.
Provided you remain an employee through December 31, 2012, you will be eligible to receive your incentive bonus under the 2012 Executive Annual Incentive Plan. The amount of that incentive will be determined by the Compensation Committee in February 2013 in accordance with the terms of the Plan, and it will be paid at the same time as it is for other participants in the Plan.
Staff Consultant to CEO
We have discussed your continued involvement with Juniper in a consulting capacity as Staff Consultant to the CEO. In that regard, beginning January 2, 2013 through December 31, 2013, you would act as Staff Consultant, reporting to me. This will require an investment of time each month with involvement in various strategic and customer activities requested by me that may include:

▪	Supporting the Juniper Exec Sponsor of specified customers and engaging with customers;

▪	Reviewing information and discussing various topics with the Juniper CEO, CTO, EVP PSD and EVP SSD. Topical areas will relate to various product and industry strategic topics

▪	Engaging with the PSD team on questions they have and supporting them in the transition

If any situation arises that may present a conflict of interest during this period, the situation will be raised with the Juniper CEO, discussed, and an appropriate plan established to avoid the conflict, if practical. If required, the possible situation may also be discussed directly with the General Counsel.
As annual compensation for this role, you will receive Restricted Stock Units (RSUs) having a value of $140,000 (the exact number of RSUs to be awarded will be based on the stock price approved by the Compensation Committee of the Board of Directors for use in determining Juniper's annual stock guidelines). The first RSU award will be granted to you at the same time as the Compensation Committee approves its annual equity compensation awards for executive officers, which is typically on the third Friday of February, and will vest on December 31, 2013 provided your service as Staff Consultant to the CEO has continued through the period January 2, 2013 through December 31, 2013.
All RSU grants are contingent upon approval by the Stock Committee of the Board of Directors and are subject to the terms of the 2006 Equity Incentive Plan, related agreements and applicable sub-plans.
In connection with serving as Staff Consultant you will be required to enter into Juniper's standard consulting and non-disclosure agreement.
This letter agreement does not give rise to any agreement to employ you for the period discussed above or for any specific period. Your employment with Juniper is “at will”. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. Juniper will have a similar right and may conclude its employment or consulting relationship with you at any time, with or without cause.

Sincerely

Kevin Johnson
Chief Executive Officer

Agreement and Acceptance
I confirm that I am voluntarily resigning and not as a result of any disagreement with Juniper, and that my last day of employment will be December 31, 2012. I accept the offer to serve as Staff Consultant on the terms described above commencing January 2, 2013.

Stefan Dyckerhoff	Date